File No. 812-14472

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

NF INVESTMENT CORP.

CARLYLE GMS FINANCE, INC.

CARLYLE GMS FINANCE SPV LLC

CARLYLE GMS FINANCE MM CLO 2015-1 LLC

NFIC SPV LLC

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

TCG SECURITIES, L.L.C.

FIRST AMENDED AND RESTATED APPLICATION

FOR AN ORDER UNDER

SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications,	Copies to:
notices and orders to:

Seth Gardner	William G. Farrar
General Counsel	Sullivan & Cromwell LLP
Carlyle GMS Finance, Inc.	125 Broad Street
520 Madison Avenue, 38th Floor	New York, NY 10004
New York, NY 10022	(212) 558-4000
(212) 813-4900	(212) 558-1600 (fax)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

NF INVESTMENT CORP.

CARLYLE GMS FINANCE, INC.

CARLYLE GMS FINANCE SPV LLC

CARLYLE GMS FINANCE MM CLO
2015-1 LLC

NFIC SPV LLC

CARLYLE GMS INVESTMENT
MANAGEMENT L.L.C.

520 Madison Avenue, 38th Floor
New York, NY 10022

and

TCG SECURITIES, L.L.C.

1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, DC 20004

First Amended and Restated Application for an Order under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940

I.	Summary of Application

Carlyle GMS Finance, Inc. (“CGMSF”), Carlyle GMS Finance SPV LLC (“CGMSF Sub”), Carlyle GMS Finance MM CLO 2015-1 LLC (“2015-1 Issuer”), NF Investment Corp. (“NFIC” and, together with CGMSF and any future closed-end management investment companies that elect to be regulated as a business development company (a “BDC”) or that are registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and whose investment adviser is an Investment Adviser (as defined below) and that intend to participate in the Co-Investment Program,1 the

[1]

Co-Investment Program means participation in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) or 57(a)(4) of and the rules under the 1940 Act.

“Regulated Funds”), NFIC SPV LLC, (“NFIC Sub,” and together with CGMSF Sub, the 2015-1 Issuer and any future wholly-owned subsidiary controlled by any of the Regulated Funds, collectively the “SPV Subs” and individually an “SPV Sub”),2 TCG Securities, L.L.C. (“TCG,” and together with any future wholly- or majority-owned broker-dealer subsidiaries of The Carlyle Group L.P. (“Carlyle”) and any future wholly-owned subsidiaries of such broker-dealer subsidiaries (including TCG)) that intend to participate in the Co-Investment Program, collectively the “Capital Markets Affiliates” and individually a “Capital Markets Affiliate”), and Carlyle GMS Investment Management L.L.C. (“CGMSIM”) on behalf of itself and its successors3 (collectively with the Regulated Funds, the SPV Subs, the Capital Markets Affiliates and the Investment Advisers, the “Applicants”) hereby seek an order from the Securities and Exchange Commission (the “Commission”) under Sections 17(d), 57(a)(4), and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act4 to the extent necessary to permit a Regulated

[2]	An SPV Sub means an entity (a) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (b) whose sole business purpose is to hold one or more investments and issue debt on behalf of the Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below); (c) with respect to which the Regulated Fund’s board of directors (“Board”) has the sole authority to make all determinations with respect to the SPV Sub’s participation under the Conditions (as defined below) to this application; and (d) that would be an investment company but for Section 3(c)(1) or 3(c)(7). A Regulated Entity may, from time to time, form one or more SPV Subs. An SPV Sub would be prohibited from investing in a Co-Investment Transaction with any Co-Investment Affiliate because it would be a company controlled by the Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each SPV Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the SPV Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because an SPV Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the SPV Sub. The Regulated Fund’s Board would make all relevant determinations under the Conditions (as defined below) with regard to an SPV Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of an SPV Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its SPV Subs, the Regulated Fund’s Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the SPV Sub. The term “SBIC Subsidiary” means an SPV Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (an “SBIC”). Each of CGMSF Sub, NFIC Sub and the 2015-1 Issuer meet the criteria for an SPV Sub.
[3]	The term “successor” as applied to CGMSIM means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[4]	Unless otherwise indicated, all section references herein are to the provisions of the 1940 Act, and all rule references herein are to the rules promulgated under the 1940 Act.

Fund (and any SPV Sub of such Regulated Fund), on the one hand,5 and one or more Regulated Funds (and any SPV Sub of such Regulated Funds), one or more Private Funds6 whose investment adviser is an Investment Adviser7 or one or more Capital Markets Affiliates (collectively referred to as “Co-Investment Affiliates”), on the other hand, to (a) co-invest with each other in securities issued by issuers in private placement transactions8 or loans made to issuers in which the Investment Adviser negotiates terms in addition to price (“Private Placement Securities”), and (b) make additional investments in securities or loans of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase additional securities of the issuers (“Follow-On Investments”).9 “Co-Investment Transaction” means any transaction in which any of the Regulated Funds (or any SPV Sub) participated together with one or more Co-Investment Affiliates in reliance on the requested order (the “Order”).10 “Potential Co-Investment Transaction” means any investment opportunity in which any of the Regulated Funds (or any SPV Sub) could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.

The Order sought by this Application would supersede the order, dated February 26, 2014, issued by the Commission to CGMSF, NFIC and certain of their affiliates under Section 17(d), 57(a)(4) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d), 57(a)(4) and 57(i) and Rule 17d-1 (the “Prior Order”), with the result that no person will continue to rely on the Prior Order if the Order is granted.11

[5]	All existing entities that currently intend to rely upon the requested Order (as defined below) have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.
[6]	Private Fund means any entity (a) whose investment adviser is an Investment Adviser; (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7); and (c) that intends to participate in the Co-Investment Program.
[7]	Investment Adviser means (a) CGMSIM and (b) any future investment advisers controlling, controlled by, or under common control with CGMSIM, collectively the “Investment Advisers” and individually an “Investment Adviser.”
[8]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).
[9]	Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.
[10]	No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction other than indirectly through share ownership in one of the Regulated Funds.
[11]	NF Investment Corp., et al., Rel. No. IC-30900 (Jan. 31, 2014) (notice) and Rel. No. IC-30968 (Feb. 26, 2014) (order).

II.	Background

A.	CGMSF

CGMSF is a Maryland corporation formed on February 8, 2012, and structured as an externally managed, non-diversified closed-end investment company. On May 2, 2013, CGMSF filed its election to be regulated as a BDC under the 1940 Act.12 As of June 30, 2015, CGMSF had net assets of approximately $510,652,000.

CGMSF’s Objectives and Strategies13 are to generate current income and capital appreciation primarily through debt investments in U.S. middle market companies, which CGMSF defines as companies with approximately $10 million to $100 million of earnings before interest, taxes, depreciation and amortization (“EBITDA”). CGMSF seeks to achieve its investment objective by investing primarily in first lien (which may include stand-alone first lien loans; “last out” first lien loans, which are loans that have a secondary priority behind “first out” first lien loans; “unitranche” loans, which are loans that combine features of first lien, second lien or subordinated loans, generally in a first lien position; and secured corporate bonds with similar features to these categories of first lien loans) and second lien senior secured loans (which may include senior secured loans, and, to a lesser extent, secured corporate bonds, with a secondary priority behind first lien loans) (collectively, “Middle Market Senior Loans”). The Middle Market Senior Loans are generally made to private U.S. middle market companies that are, in many cases, controlled by private equity firms. Depending on market conditions, CGMSF expects that between 70% and 80% of the value of its assets will be invested in Middle Market Senior Loans, with the balance invested in higher-yielding investments, which may include middle market junior loans such as corporate mezzanine loans, equity co-investments, broadly syndicated first lien senior secured loans and second lien loans, high-yield bonds, structured finance obligations and/or other opportunistic investments. CGMSF expects that the composition of its portfolio will change over time given CGMSIM’s view on, among other things, the economic and credit environment (including with respect to interest rates) in which CGMSF is operating.

On May 2, 2013, CGMSF completed its initial closing of capital commitments and subsequently commenced substantial investment operations. If CGMSF has not consummated an initial public offering of its common stock that results in an unaffiliated public float of at least 15% of the aggregate capital commitments received prior to the date of such initial public offering (a “Qualified IPO”) by May 2, 2018, the Board of CGMSF (the “CGMSF Board”) (subject to any necessary stockholder approvals and applicable requirements of the 1940 Act) will use its best efforts to wind down and/or liquidate and dissolve CGMSF.

[12]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.
[13]	Objectives and Strategies means a Regulated Fund’s investment objectives and strategies, as described in the filings made with the Commission by the Regulated Fund under the Securities Exchange Act of 1934, as amended, the 1933 Act and the 1940 Act.

CGMSF has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and operates in a manner so as to qualify for the tax treatment applicable to RICs.

The CGMSF Board is comprised of seven directors, four of whom are not “interested persons” within the meaning of Section 2(a)(19) (any such directors, “Non-Interested Directors”) of CGMSF.

Members of the CGMSF Board

Michael J. Petrick

Michael A. Hart

Eliot P.S. Merrill

Nigel D.T. Andrews (Non-Interested Director)

William P. Hendry (Non-Interested Director)

Michael L. Rankowitz (Non-Interested Director)

John G. Nestor (Non-Interested Director)

B.	CGMSF Sub

CGMSF Sub is an SPV Sub of CGMSF formed specifically for the purpose of procuring financing or otherwise holding investments. Pursuant to the documents governing CGMSF Sub, CGMSIM, as investment adviser to CGMSF, oversees the management of the assets of CGMSF Sub.

C.	2015-1 Issuer

The 2015-1 Issuer is an SPV Sub of CGMSF formed specifically for the purpose of procuring financing or otherwise holding investments. On June 26, 2015, CGMSF completed a $400 million term debt securitization (the “2015-1 Debt Securitization”). The notes offered in the 2015-1 Debt Securitization (the “2015-1 Notes”) were issued by the 2015-1 Issuer, a wholly-owned and consolidated subsidiary of CGMSF, and are secured by a diversified portfolio consisting primarily of first and second lien senior secured loans. The 2015-1 Notes were issued at par and are scheduled to mature on July 15, 2027. CGMSF received 100% of the preferred interests (the “Preferred Interests”) issued by the 2015-1 Issuer on the closing date of the 2015-1 Debt Securitization in exchange for CGMSF’s contribution to the 2015-1 Issuer of the initial closing date loan portfolio. CGMSF consolidates its financial results with those of the 2015-1 Issuer for financial reporting purposes and measures its compliance with the leverage test applicable to BDCs under the 1940 Act on a consolidated basis. CGMSIM serves as collateral manager to the 2015-1 Issuer and has waived its fee therefor (with no right of recoupment) for so long as CGMSF retains all of the preferred interests of the 2015-1 Issuer, which represent all of the equity interests of the 2015-1 Issuer.

D.	NFIC

NFIC is a Maryland corporation formed on November 1, 2012, and structured as an externally managed, non-diversified closed-end investment company. On August 5, 2013, NFIC filed its election to be regulated as a BDC under the 1940 Act. As of June 30, 2015, NFIC has net assets of approximately $123,177,000.

NFIC’s Objectives and Strategies are to generate current income and capital appreciation primarily through debt investments in U.S. middle market companies, which NFIC defines as companies with approximately $10 million to $100 million of EBITDA. NFIC seeks to achieve its investment objective by investing primarily in Middle Market Senior Loans, subject to, in the case of second lien senior secured loans, a limit of 10% of NFIC’s total assets. The Middle Market Senior Loans are generally made to private U.S. middle market companies that are, in many cases, controlled by private equity firms. In addition, NFIC may invest up to 10% of its total assets in high yield securities whose risk profile, as determined at the sole discretion of CGMSIM, is similar to or better than the risk profile of Middle Market Senior Loans. NFIC expects that the composition of its portfolio will change over time given CGMSIM’s view on, among other things, the economic and credit environment (including with respect to interest rates) in which NFIC is operating.

On August 6, 2013, NFIC completed its initial closing of capital commitments and subsequently commenced substantial investment operations. Upon the earlier of August 6, 2018 or the completion of a Qualified IPO by CGMSF, the Board of NFIC (the “NFIC Board”) (subject to any necessary stockholder approvals and applicable requirements of the 1940 Act) will use its best efforts to wind down and/or liquidate and dissolve.

NFIC has elected to be treated as a RIC under Subchapter M of the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs.

The NFIC Board is comprised of five directors, three of whom are Non-Interested Directors of NFIC.

Members of the NFIC Board

Michael J. Petrick

Michael A. Hart

William P. Hendry (Non-Interested Director)

Michael L. Rankowitz (Non-Interested Director)

John G. Nestor (Non-Interested Director)

E.	NFIC Sub

NFIC Sub is an SPV Sub of NFIC formed specifically for the purpose of procuring financing or otherwise holding investments. Pursuant to the documents governing NFIC Sub, CGMSIM, as investment adviser to NFIC, oversees the management of the assets of NFIC Sub.

F.	CGMSIM

CGMSIM, an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as investment adviser to each of CGMSF and NFIC and is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring CGMSF’s and NFIC’s investments and monitoring CGMSF’s and NFIC’s investments and portfolio companies on an ongoing basis. CGMSIM is a corporation formed and existing under the laws of the State of Delaware. CGMSIM is a wholly owned subsidiary of Carlyle. The Investment Committee includes Michael J. Petrick, Chairman of the Investment Committee, Managing Director of Carlyle, Head of Global Market Strategies (“GMS”) and Chairman of the CGMSF Board and the NFIC Board; Michael A. Hart, Managing Director of Carlyle and President of CGMSF and NFIC; Jeffrey S. Levin, Managing Director of Carlyle and Head of Origination of CGMSF; David Johnson, Managing Director of Carlyle; Boris Okuliar, Head of Capital Markets of GMS and Head of Capital Markets of CGMSF; Thomas M. Hennigan, Principal of Carlyle, Chief Risk Officer of CGMSF and Head of Underwriting and Portfolio Management of CGMSF; Linda Pace, Managing Director of Carlyle and Head of U.S. Structured Credit of GMS; and Prabu Davamanirajan, Managing Director of Carlyle and Chief Risk Officer of GMS. “Investment Committee” refers to the investment committee at CGMSIM that is responsible for reviewing and approving CGMSF’s and NFIC’s investments. The members of the Investment Committee are employees of The Carlyle Group Employee Co., L.L.C. (“Carlyle Employee Co.”) and are made available to CGMSIM by agreement, as described in more detail below. The members of the Investment Committee are providing investment advice to CGMSF and NFIC only through CGMSIM and not through Carlyle Employee Co. and, as such, are subject to CGMSIM’s supervision and control, and code of ethics, as well as CGMSIM’s written policies and procedures adopted and implemented in accordance with Rule 206(4)-(7) under the Advisers Act. CGMSIM has developed a robust allocation process as part of its overall compliance policies and procedures. CGMSIM would present the Potential Co-Investment Transaction and the proposed allocation to the Investment Committee for its approval. If the Investment Committee approved the investment for CGMSF or NFIC, as applicable, the investment and all relevant allocation information would then be presented to the CGMSF Board or the NFIC Board, as applicable, for its approval in accordance with the Conditions (as defined below) of this Application. Other Investment Advisers will implement similarly robust allocation procedures that will ensure that all Potential Co-

Investment Transactions that any other investment adviser considers for a Co-Investment Affiliate will also be presented to each Investment Adviser to a Regulated Fund in compliance with Condition 1. Any other Investment Adviser to a Regulated Fund will be registered as an investment adviser under the Advisers Act.

CGMSIM has entered into a personnel agreement with Carlyle Employee Co. pursuant to which Carlyle Employee Co. provides CGMSIM with access to the investment professionals responsible for sourcing and managing CGMSF’s and NFIC’s Middle Market Senior Loans portfolios, as well as CGMSF’s higher-yielding investments (which may include middle market junior loans such as corporate mezzanine loans, equity co-investments, broadly syndicated first lien and second lien senior secured loans, high-yield bonds, structured finance obligations and/or other opportunistic investments) and NFIC’s high yield securities portfolio. For the services provided to CGMSF by CGMSIM pursuant to an advisory agreement with CGMSF, CGMSF pays a base management fee and an incentive based fee. Pursuant to its advisory agreement with CGMSIM, NFIC pays a management fee but will not pay any incentive fee to CGMSIM.

G.	TCG

TCG, a limited liability company formed under the laws of the State of Delaware, is a wholly-owned subsidiary of Carlyle through which Carlyle conducts U.S.-based marketing and fundraising activities. TCG acts as a private placement agent with respect to the offer and sale of interests in privately offered funds.

TCG is registered as a limited purpose broker-dealer with the Commission and is a member of the Financial Industry Regulatory Authority (“FINRA”). It is also registered as a broker-dealer in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the Virgin Islands. Additionally, TCG operates under the international broker/dealer exemption in the Canadian provinces of Alberta, British Columbia, Ontario and Quebec. In June 2014, FINRA approved a license expansion application for TCG, enabling TCG to offer and sell interests in special purpose vehicles, specifically debt and equity tranches of collateralized commodities obligation securities and collateralized loan obligation securities for which TCG’s affiliates serve as collateral manager. In the first half of 2015, after consulting with FINRA, TCG concluded that it has the ability to form a future wholly-owned subsidiary to facilitate loan origination and syndication activities, which subsidiary may, from time to time, hold various financial assets in a principal capacity for a limited period of time as such wholly-owned subsidiary seeks to sell such assets to other parties.

III.	Order Requested

Applicants respectfully request an order of the Commission under Sections 17(d), 57(a)(4) and 57(i) and Rule 17d-1 to permit, subject to the terms and Conditions (as defined below) set forth in the Application, Co-Investment Affiliates (including Regulated Funds) to be able to participate with one or more of the Regulated Funds in Co-Investment Transactions together.

The Co-Investment Affiliates seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. This Application seeks relief in order to (i) enable the Regulated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the grant of relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Sections 17(d) and 57(a)(4)

Section 17(d) generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered investment company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 generally prohibits participation by a registered investment company, or a company controlled by such registered investment company, and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C); or

•	any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC;[14] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D).

[14]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.15

CGMSIM controls CGMSF and NFIC, and any other Investment Adviser will be controlling, controlled by or under common control with CGMSIM. Thus, the Investment Advisers and the entities that they advise may be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the 1940 Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the 1940 Act) and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

Further, because the SPV Subs are controlled by the Regulated Funds, the SPV Subs are subject to Section 57(a)(4) (or Section 17(d) in the case of SPV Subs controlled by Regulated Funds that are registered under the 1940 Act), and thus also subject to the provisions of Rule 17d-1, and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

Finally, TCG and any other Capital Markets Affiliate, as wholly- or majority-owned subsidiaries of Carlyle, will be controlling, controlled by or under common control with CGMSIM. Thus, the Capital Markets Affiliates may be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the 1940 Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the 1940 Act) and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

[15]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

B.	Rule 17d-1

Rule 17d-1 generally prohibits participation by a registered investment company, or a company controlled by such registered investment company, and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) provides that until the Commission prescribes rules under Section 57(a)(4), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a ‘basis different from or less advantageous than that of such other participant.’” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the [1940] Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H. Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and Conditions set forth in the Application would ensure that the conflicts of interest that Sections 17(d) and 57(a)(4) were designed to prevent are addressed and the standards for an order under Rule 17d-1 are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions 1-16, as discussed more fully in Section III.D of this Application (the “Conditions”), will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each Co-Investment Affiliate, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the Investment Adviser or shared pro rata among the Co-Investment Affiliates who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, the Conditions would ensure that each Capital Markets Affiliate would have the opportunity to participate in a Co-Investment Transaction only if the demand for a Potential Co-Investment Transaction from the Regulated Funds and the other Co-Investment Affiliates is less than the total investment opportunity presented by such Potential Co-Investment Transaction. Finally, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested Order.

The Conditions impose a variety of duties on the Investment Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Investment Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment (“Available Capital”),16 and other pertinent factors applicable to that Regulated Fund. The applicable Investment Adviser undertakes to perform these duties consistently for the Regulated Funds regardless of whether such Investment Adviser serves as investment adviser to these entities.

[16]	Available Capital consists solely of liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes. In addition, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction.

Additional duties imposed by the Conditions on the Investment Advisers include maintaining written policies and procedures reasonably designed to ensure compliance with the Conditions. If the relief sought by this Application is granted, CGMSIM will amend its allocation procedures to provide that, subject to the other Conditions set forth in the Order, CGMSIM will offer investment opportunities to the Capital Markets Affiliates only if the demand for a Potential Co-Investment Transaction from the Regulated Funds and the other Co-Investment Affiliates is less than the total investment opportunity presented by such Potential Co-Investment Transaction.

If the Investment Adviser, the principal owners of the Investment Adviser (“Principals”), or any person controlling, controlled by, or under common control with the Investment Adviser or the Principals, and the Co-Investment Affiliates (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 16.

Applicants believe that Condition 16 will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the Investment Adviser or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such voting trust or proxy adviser, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participated in a Co-Investment Transaction would not participate on a basis different from, or less advantageous than, that of other participants. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies and purposes of the 1940 Act and would be done in a manner that was not different from, or less advantageous than, that of other participants.

D.	Proposed Conditions

Applicants agree that the Order of the Commission granting the requested relief shall be subject to the following Conditions:

1. Each time an investment adviser to any Co-Investment Affiliate or a Co-Investment Affiliate considers a Potential Co-Investment Transaction for a Co-Investment Affiliate that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Investment Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of such Regulated Fund’s then-current circumstances.

2.(a) If the Investment Adviser deems the Regulated Fund’s participation in any such Potential Co-Investment Transaction is appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by an Investment Adviser to be invested by the Regulated Fund in the Potential Co-Investment Transaction together with the amount proposed to be invested by the other Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each participant’s Available Capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Investment Advisers will provide the directors who are eligible to vote under Section 57(o) (the “Eligible Directors”)17 of each participating Regulated Fund with information concerning each participating Co-Investment Affiliate’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in Conditions 1 and 2(a), the Investment Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Co-Investment Affiliate) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with Co-Investment Affiliates only if, prior to such Regulated Fund’s and any Co-Investment Affiliates’ participation in the Potential Co-Investment Transaction, a “required majority,” as defined in Section 57(o) (“Required Majority”) of such Regulated Fund concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching of such Regulated Fund or its shareholders on the part of any person concerned;

[17]	With respect to Regulated Funds that are not BDCs, the defined terms Eligible Directors and Required Majority (as defined below) apply as if each Regulated Fund were a BDC subject to Section 57(o).

(ii) the Potential Co-Investment Transaction is consistent with:

(A)	the interests of the shareholders of such Regulated Fund; and

(B)	such Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by the Co-Investment Affiliates would not disadvantage such Regulated Fund, and participation by such Regulated Fund is not on a basis different from or less advantageous than that of any Co-Investment Affiliate; provided that if a Co-Investment Affiliate other than such Regulated Fund gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:

(A)	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)	the Investment Advisers agree to, and do, provide periodic reports to such Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)

any fees or other compensation that any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (the Co-Investment Affiliates (other than the Regulated Funds) may, in turn, share their portion with their affiliated persons) and the applicable Regulated Fund in accordance with the amount of each party’s investment; and

(iv) the proposed investment by such Regulated Fund will not benefit the Investment Advisers or the Co-Investment Affiliates or any affiliated person of either of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Investment Adviser will present to the Board of the Regulated Fund, on a quarterly basis, a record of all investments made by the Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that fell within such Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board of such Regulated Fund pursuant to this Condition will be kept for the life of such Regulated Fund and at least two years thereafter, and it will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with Condition 8, a Regulated Fund will not invest in reliance on the Order in any issuer in which any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for such Regulated Fund as for the Co-Investment Affiliates. The grant to a Co-Investment Affiliate, but not such Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7.(a) If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Investment Adviser or Co-Investment Affiliate (only as to clause (i)) will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to other Co-Investment Affiliates.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of each Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Co-Investment Affiliate will bear its own expenses in connection with any such disposition.

8. (a) If any Co-Investment Affiliate desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Investment Adviser or Co-Investment Affiliate (only as to clause (i)) will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Co-Investment Affiliates’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the applicable Investment Adviser to be invested by such Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other Co-Investment Affiliates in the same transaction exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9. The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any Co-Investment Affiliates that the applicable Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that such Regulated Fund considered but declined to participate in, comply with the Conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the applicable Regulated Fund of participating in new and existing Co-Investment Transactions. All information presented to such Regulated Fund’s Board pursuant to this Condition will be kept for the life of such Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

10. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

11. No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of any Co-Investment Affiliate (other than any other Regulated Fund).

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the applicable Investment Adviser under its respective investment advisory agreement with the applicable Regulated Fund or other Co-Investment Affiliate, be shared by such Regulated Fund and each Co-Investment Affiliate in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating applicable Regulated Fund and the Co-Investment Affiliates on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the

Investment Advisers of Co-Investment Affiliates pending consummation of the transaction, the fee will be deposited into an account maintained by the Investment Advisers of the Co-Investment Affiliates at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata between such Fund and the Co-Investment Affiliates based on the amounts they invest in such Co-Investment Transaction. None of the Co-Investment Affiliates, their investment advisers nor any affiliated person (as defined in the 1940 Act) of the Regulated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of Co-Investment Affiliates, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C), and (b) in the case of the Investment Advisers, the investment advisory fees paid in accordance with the agreements between such Investment Advisers and the Co-Investment Affiliates).

14. The Capital Markets Affiliates will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Regulated Funds and the other Co-Investment Affiliates is less than the total investment opportunity.

15. The Investment Advisers will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing Conditions. These policies and procedures will require, among other things, that each of the applicable Investment Advisers will be notified of all Potential Co-Investment Transactions that fall within each Regulated Fund’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under Conditions 1, 2(a), 7 and 8.

16. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42).

IV.	Statement in Support of Relief Requested

Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the lack of change in the manner in which CGMSF and NFIC will be managed, (ii) the potential benefits to the Regulated Fund and the shareholders thereof and (iii) the protections found in the terms and Conditions set forth in this Application.

A.	Mechanics of the Co-Investment Program

Upon the issuance of the requested Order, CGMSIM will manage CGMSF and NFIC in the same manner that each was managed prior to the issuance of the Order. However, each Regulated Fund would be able to participate in a Co-Investment Transaction with one or more Capital Markets Affiliates in addition to the other Co-Investment Affiliates, subject to the terms and Conditions set forth in the Application.

In selecting investments for a Regulated Fund, the applicable Investment Adviser will only consider the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. However, as each of CGMSF and NFIC has substantially similar investment objectives and investment policies with regard to Middle Market Senior Loans, it is anticipated that any Middle Market Senior Loans to a portfolio company that are an appropriate investment for one will be an appropriate investment for the other, with certain exceptions based on Available Capital, diversification or other investment limitations.

Opportunities for Potential Co-Investment Transactions may arise when an investment adviser to a Co-Investment Affiliate or the Co-Investment Affiliate (in the case of a Capital Markets Affiliate) considers for a Co-Investment Affiliate investment opportunities that may be appropriate for a Regulated Fund. Upon issuance of the requested Order, the Investment Advisers or the Co-Investment Affiliates (in the case of Capital Markets Affiliates) will refer to the Investment Advisers of the Regulated Funds all Potential Co-Investment Transactions within a Regulated Fund’s Objectives and Strategies that are considered for or by a Co-Investment Affiliate, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, the applicable Investment Adviser of the Regulated Fund will independently analyze and evaluate the investment opportunity as to its appropriateness for its respective Regulated Fund taking into consideration such Regulated Fund’s investment objectives, investment policies, investment positions, Available Capital available for investment and other factors relevant to such Regulated Fund.

Co-Investment Transactions in Middle Market Senior Loans that meet the eligibility criteria of both of CGMSF and NFIC and other Co-Investment Affiliates would be the norm, rather than the exception. While co-investment would be the norm, each transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the Required Majority.

As noted in Section II.F above, the Investment Committee of CGMSIM is responsible for reviewing and approving CGMSF’s and NFIC’s investments. CGMSIM has developed a robust allocation process as part of its overall compliance policies and procedures. CGMSIM would present the Potential Co-Investment Transaction and the proposed allocation to the Investment Committee for its approval. If the Investment Committee approved the investment for CGMSF or NFIC, as applicable, the investment and all relevant allocation information would then be presented to the CGMSF Board or the NFIC Board, as applicable, for its approval in accordance with the Conditions of this Application. CGMSIM’s allocation procedures are designed to allocate investment opportunities fairly and equitably among its clients over time. We believe CGMSIM’s allocation procedures prior to seeking approval from the CGMSF Board or the NFIC Board, as applicable, provide for additional procedures and processes to ensure that each of CGMSF and NFIC is being treated fairly in respect of Potential Co-Investment Transactions. These procedures are in addition to, and not instead of, the procedures required under the Conditions. Other Investment Advisers will implement similarly robust allocation procedures that will ensure that all Potential Co-Investment Transactions that any other investment adviser considers for a Co-Investment Affiliate will also be presented to each Investment Adviser to a Regulated Fund in compliance with Condition 1. Any other Investment Adviser to a Regulated Fund will be registered as an investment adviser under the Advisers Act.

The Applicants acknowledge that some of the Co-Investment Affiliates may not be funds advised by Investment Advisers because they are Capital Markets Affiliates. The Applicants do not believe that the participation of the Capital Markets Affiliates in the Co-Investment Program would raise any regulatory or mechanical concerns different from those discussed with respect to the other Co-Investment Affiliates. Upon issuance of the requested Order, if the aggregate amount recommended by an Investment Adviser to be invested by the Regulated Funds in a Potential Co-Investment Transaction together with the amount proposed to be invested by the other Co-Investment Affiliates that are not Capital Markets Affiliates, collectively, in the same transaction, is less than the amount of the investment opportunity, a Capital Markets Affiliate will then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity. If the aggregate amount recommended by an Investment Adviser to be invested by the Regulated Funds in a Potential Co-Investment Transaction together with the amount proposed to be invested by the other Co-Investment Affiliates that are not Capital Markets Affiliates, collectively, in the same transaction, is equal to or more than the amount of the investment opportunity, a Capital Markets Affiliate will not participate in the investment opportunity. A Capital Markets Affiliate will generally seek to privately place such an investment opportunity to one or more unaffiliated third parties before investing in the investment opportunity presented by a Potential Co-Investment Transaction in a principal capacity. As noted in Section III.C above, if the relief sought by this Application is granted, CGMSIM will amend its allocation procedures to provide that, subject to the other Conditions set forth in the Order, CGMSIM will offer investment opportunities to the Capital Markets Affiliates only if the demand for a Potential Co Investment Transaction from the Regulated Funds and the other Co-Investment Affiliates is less than the total investment opportunity presented by such Potential Co Investment Transaction. With respect to Potential Co-Investment Transactions within a Regulated Fund’s Objectives and Strategies that are considered by a Capital Markets Affiliate, the Capital Markets Affiliate will refer to the Investment Advisers of the Regulated Funds such Potential Co-Investment Transactions to ensure that Condition 1 will be satisfied. Each Regulated Fund’s Board will be provided with all relevant information regarding the Investment Adviser’s proposed allocations to the Regulated Fund and the other Co-Investment Affiliates, including the Capital Markets Affiliates, as contemplated by the Conditions herein.

To allow for an independent review of co-investment activities, the Board of any Regulated Fund will receive, on a quarterly basis, a record of all investments made by Co-Investment Affiliates during the preceding quarter that: (1) were consistent with the Regulated Fund’s then-current Objectives and Strategies, but (2) were not made available to the Regulated Fund. This record will include an explanation of why such investment opportunities were not offered to the Regulated Fund. CGMSIM’s allocation process is capable of tracking all of the information required by Condition 4, which will be presented to the CGMSF Board or NFIC Board, as applicable, on a regular basis.

Any Co-Investment Transaction and all subsequent activity (i.e., to sell, exchange or otherwise dispose of an investment or to complete Follow-On Investments) in a Co-Investment Transaction will be made pursuant to the Conditions contained in this Application. The Conditions require that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Regulated Fund’s purchase be the same as those applicable to any other Co-Investment Affiliate’s purchase.

B.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Sections 17(d) and 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. Each of the CGMSF Board and NFIC Board, including the Non-Interested Directors of such Regulated Funds, has determined that it is in the best interests of CGMSF and NFIC, respectively, to participate in Co-Investment Transactions with certain affiliates of CGMSF and NFIC, respectively, including the co-investment affiliates named in the Prior Order and affiliates that are wholly- or majority-owned subsidiaries of Carlyle, such as the Capital Markets Affiliates, because, among other matters: (i) each Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Co-Investment Affiliates; (iv) the Regulated Fund and any other Co-Investment Affiliates participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated

Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and Conditions set forth in the requested Order are fair to the Regulated Funds and their shareholders.18 Each of the CGMSF Board and NFIC Board, including the Non-Interested Directors of such Regulated Funds, also has determined that it is in the best interests of the Regulated Fund and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Regulated Fund, CGMSIM and counsel to use all appropriate efforts to accomplish such goal. For these reasons, each of the CGMSF Board and NFIC Board has determined that it is proper and desirable for each such Regulated Fund to participate in Co-Investment Transactions with certain affiliates of CGMSF and NFIC, respectively, including the co-investment affiliates named in the Prior Order and affiliates that are wholly- or majority-owned subsidiaries of Carlyle, such as the Capital Markets Affiliates.

C.	Protective Representations and Conditions

The terms and Conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protection: no Capital Markets Affiliate will be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand for a Potential Co-Investment Transaction from the Regulated Funds and the other Co-Investment Affiliates is less than the total investment opportunity presented by such Potential Co-Investment Transaction. In addition, the conditions set forth in the Prior Order, which are included in the Conditions set forth in this Application, incorporate the following critical protections: (i) in each Co-Investment Transaction, each Regulated Fund participating in the Co-Investment Transaction will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights as other Co-Investment Affiliates, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the applicable Investment Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the

[18]	It is anticipated that the Board of each other Regulated Fund will make similar findings before engaging in a Co-Investment Transaction in reliance on the requested Order.

Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

V.	Precedents

The Commission previously has issued an order permitting a BDC and certain capital markets participants investing in a principal capacity to co-invest in Private Placement Securities. See Corporate Capital Trust, Inc., et al., Rel. No. IC-30494 (Apr. 25, 2013) (notice), Rel. No. IC-30526 (May 21, 2013) (order). In addition, the Commission previously has issued numerous orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See H&Q Health Care Investors, et al., Rel. No. IC-28426 (Sept. 30, 2008) (notice), Rel. No. IC- 28472 (Oct. 28, 2008) (order); and Ridgewood Capital Energy Growth Fund, LLC, et al., Rel. No. IC-28931 (Sep. 25, 2009) (notice), Rel. No. IC-28982 (Oct. 21, 2009) (order); see also recent co-investing orders Full Circle Capital Corporation, et al., Rel. No. IC-31799 (Aug. 28, 2015) (notice), Rel. No. IC- 31837 (Sept. 23, 2015) (order); Benefit Street Partners BDC, Inc., et al., Rel. No. IC-31651 (May 27, 2015) (notice), Rel. No. IC- 31686 (June 23, 2015) (order); Business Development Corporation of America, et al., Rel. No. IC-31598 (May 11, 2015) (notice), Rel. No. IC- 31738 (Aug. 5, 2015) (order); TCW Direct Lending LLC, et al., Rel. No. IC-31589 (Apr. 30, 2015) (notice), Rel. No. IC-31649 (May 27, 2015) (order); Eagle Point Credit Company Inc., et al., Rel. No. IC-31457 (Feb. 18, 2015) (notice), Rel. No. IC-31507 (Mar. 17, 2015) (order); Garrison Capital Inc., et al., Rel. No. IC-31373 (Dec. 15, 2014) (notice), Rel. No. IC-31409 (Jan. 12, 2015) (order); TPG Specialty Lending, Inc., et al., Rel. No. IC-31338 (Nov. 18, 2014) (notice), Rel. No. IC-31379 (Dec. 16,

2014) (order); Monroe Capital Corporation, et al., Rel. No. IC-31253 (Sept. 19, 2014) (notice), Rel. No. IC-31286 (Oct. 15, 2014) (order); Fifth Street Finance Corp., et al., Rel. No. IC-31212 (Aug. 14, 2014) (notice), Rel. No. IC-31247 (Sept. 9, 2014) (order); Solar Capital Ltd., et al., Rel. No. IC-31143 (July 1, 2014) (notice), Rel. No. IC-31187 (July 28, 2014) (order); WhiteHorse Finance, Inc., et al., Rel. No. IC-31080 (June 12, 2014) (notice), Rel. No. IC-31152 (July 8, 2014) (order); PennantPark Investment Corp., et al., Rel. No. IC-30985 (Mar. 19, 2014) (notice), Rel. No. IC-31015 (Apr. 15, 2014) (order); HMS Income Fund, Inc., et al., Rel. No. IC-30984 (Mar. 18, 2014) (notice), Rel. No. IC-31016 (Apr. 15, 2014) (order); and Prospect Capital Corporation, et al., Rel. No. IC-30855 (Jan. 13, 2014) (notice), Rel. No. IC-30909 (Feb. 10, 2014) (order).

Applicants submit that the Conditions for the relief requested herein are consistent with the range of investor protections found in the orders cited above. Applicants note, in particular, that the co-investment protocol to be followed by the Applicants is substantially similar to the protocol followed by Corporate Capital Trust, Inc. and its affiliates, for which an order was issued on May 21, 2013, and to that followed by CGMSF, NFIC and certain of their affiliates, for which an order was issued on February 26, 2014. See Corporate Capital Trust, Inc., et al., Rel. No. IC-30494 (Apr. 25, 2013) (notice), Rel. No. IC-30526 (May 21, 2013) (order); and NF Investment Corp., et al., Rel. No. IC-30900 (Jan. 31, 2014) (notice) and Rel. No. IC-30968 (Feb. 26, 2014) (order).

VI.	Procedural Matters

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

NF Investment Corp.

Carlyle GMS Finance, Inc.

Carlyle GMS Finance SPV LLC

Carlyle GMS Finance MM CLO 2015-1 LLC

NFIC SPV LLC

Carlyle GMS Investment Management L.L.C.

520 Madison Avenue, 38th Floor

New York, NY 10022

and

TCG Securities, L.L.C.

1001 Pennsylvania Avenue, NW, Suite 220 South

Washington, DC 20004

Applicants further state that all written or oral communications concerning this Application should be directed to:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(212) 558-1600 (fax)

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of CGMSF, CGMSF Sub, 2015-1 Issuer, NFIC, NFIC Sub, CGMSIM or TCG says that he or she has duly executed the Application for and on behalf of CGMSF, CGMSF Sub, 2015-1 Issuer, NFIC, NFIC Sub, CGMSIM or TCG; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.	Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d), 57(a)(4) and 57(i) and Rule 17d-1 granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors. Applicants further request that the requested Order supersede and replace the Prior Order, with the result that no person will continue to rely on the Prior Order if the Order is granted.

Dated: October 8, 2015

CARLYLE GMS FINANCE, INC., NF INVESTMENT CORP., CARLYLE GMS FINANCE SPV LLC, NFIC SPV LLC

By:	/s/ Seth Gardner
Name:	Seth Gardner
Title:	General Counsel

CARLYLE GMS FINANCE MM CLO 2015-1 LLC

By:	/s/ Seth Gardner
Name:	Seth Gardner
Title:	Authorized Signatory

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Seth Gardner
Name:	Seth Gardner
Title:	Chief Legal Officer

TCG SECURITIES, L.L.C.

By:	/s/ Monica Harris
Name:	Monica Harris
Title:	Chief Compliance Officer

EXHIBIT A

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the

Investment Company Act of 1940

for an Order of the Commission

The undersigned states that he or she has duly executed the attached First Amended and Restated Application for an Order under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated October 8, 2015, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

CARLYLE GMS FINANCE, INC., NF INVESTMENT CORP., CARLYLE GMS FINANCE SPV LLC, NFIC SPV LLC

By:	/s/ Seth Gardner
Name:	Seth Gardner
Title:	General Counsel

CARLYLE GMS FINANCE MM CLO 2015-1 LLC

By:	/s/ Seth Gardner
Name:	Seth Gardner
Title:	Authorized Signatory

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Seth Gardner
Name:	Seth Gardner
Title:	Chief Legal Officer

TCG SECURITIES, L.L.C.

By:	/s/ Monica Harris
Name:	Monica Harris
Title:	Chief Compliance Officer

EXHIBIT B

Authorization for

Carlyle GMS Finance, Inc.

NF Investment Corp.

The undersigned hereby certifies that he is the General Counsel of each of Carlyle GMS Finance, Inc. and NF Investment Corp. (each, an “Applicant”); that with respect to the attached Application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended, all actions necessary to authorize the execution and filing of the Application under the respective certificate of incorporation and by-laws of the Applicant have been taken and the person filing the Application on behalf of each Applicant is fully authorized to do so; and that the board of directors of each of Carlyle GMS Finance, Inc. and NF Investment Corp. has duly adopted the following resolutions, in the case of each of Carlyle GMS Finance, Inc. and NF Investment Corp., at a meeting duly called and held on November 5, 2014, at which a quorum was present and acting throughout:

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (each, an “Authorized Officer” and, collectively, “Authorized Officers”) be, and each of them hereby is, authorized to prepare, or to cause to be prepared, executed and filed with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for the Company and other investment companies pursuant to Section 6(c) of the Investment Company Act of 1940 (together with the rules and regulations promulgated thereunder, the “1940 Act”) or pursuant to Rule 17d-1 under the 1940 Act, to amend the order, dated February 26, 2014, granting exemptive relief to the Company (the “Order”); and it is

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized to take such other action, and to make such representations on behalf of the Company, in any matters related to the Application or any amendment thereof as they or any of them may approve as necessary or desirable; and it is

FURTHER RESOLVED, that the Authorized Officers be, and each of them acting singly hereby is, authorized to execute and cause to be filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding resolutions and the matters contemplated therein, the Authorized Officer’s execution thereof to be conclusive evidence of such approval; and it is

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed, in the name and on behalf of the Company, to execute and deliver all such certificates, instruments, and other documents, and to take or cause to be taken any and all such further actions, in each case as any such Authorized Officer may determine to be necessary, advisable or desirable to carry out fully the purpose and intent of the foregoing resolutions, including, without limitation, the incurrence and payment of fees and expenses; and it is

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, and approved in all respects as and for the acts and deeds of the Company.

CARLYLE GMS FINANCE, INC., NF INVESTMENT CORP.

By:	/s/ Seth Gardner
Name:	Seth Gardner
Title:	General Counsel

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